SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Amendment No. 1)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
EXELA TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person(Offeror))
Common Stock
6% Series B Cumulative Convertible Perpetual Preferred Stock

(Title of Class of Securities)
30162V409
30162V607

(CUSIP Numbers of Class of Securities)
Shrikant Sortur
Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061
(844) 935-2832

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Maurice M. Lefkort
Sean M. Ewen
Willkie Farr & Gallagher LLP
787 Seventh Avenue New York, NY 10019
Telephone: (212) 728-8239; (212) 728-8867
Facsimile: (212) 728-9239; (212) 728-9867

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-l.

☒
issuer tender offer subject to Rule 13e4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9, and Item 11.
This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2022, by Exela Technologies, Inc., a Delaware corporation (“Exela” or the “Company”) (“Amendment No. 1”, together with the Original Schedule TO, the “Schedule TO”). This Amendment No. 1 is a filing to (i) change the consideration Exela is offering for its shares of Common Stock from shares of a new series of preferred voting stock to its 6.00% Series B Cumulative Convertible Perpetual Preferred Stock (“Series B Preferred Stock”) and (ii) terminate its exchange offer for its outstanding Senior B Preferred Stock, in each case upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Exchange, dated May 2, 2022 (the “Offer to Exchange”) and the related offer materials (as amended and supplemented from time to time, the “Offer Documents”), specifically through the filing of the Amended and Restated Offer to Exchange, the Press Release issued by the Company, dated May 2, 2022, an Updated Exela Webpage, dated May 2, 2022, the Amended and Restated Letter of Transmittal and the Amended and Restated Notice of Guaranteed Delivery. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Exchange and the Offer Documents.
Item 10.   Financial Statements.
(a)
Financial Information

The information set forth in the Offer to Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data” and (2) “Incorporation Of Documents By Reference” (namely, (A) the Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed by the Company with the SEC on March 16, 2022, as amended).
(b)
Pro Forma Information

The information set forth in the Offer to Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data” and (2) “Incorporation Of Documents By Reference” (namely, (A) the Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed by the Company with the SEC on March 16, 2022, as amended).
Item 12. Exhibits.
(a)(1)(K)	Certificate of Designations, Preferences, Rights and Limitations of Series B Cumulative Convertible Perpetual Preferred Stock, dated March 10, 2022(2)
(a)(1)(L)*	Amended and Restated Offer to Exchange, dated May 2, 2022
(a)(1)(M)*	Amended and Restated Letter of Transmittal
(a)(1)(N)*	Amended and Restated Notice of Guaranteed Delivery
(a)(5)(A)	Press Release issued by the Company, dated April 18, 2022(1)
(a)(7)(A)*	Press Release issued by the Company, dated May 2, 2022
(a)(8)(A)*	Updated Exela Webpage
107	Filing Fee Table(1)

*
Filed herewith.

(1)
Incorporated by reference from the Original Schedule TO, filed by the Company with the Securities and Exchange Commission on April 18, 2022

(2)
Incorporated by reference from the Amendment No. 11 to Schedule TO, filed by the Company with the Securities and Exchange Commission on March 11, 2022

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Exela Technologies, Inc.
By:	/s/ Erik Mengwall Name: Erik Mengwall
Title: Secretary
Date: May 2, 2022

EXHIBIT INDEX
(a)(1)(L)*	Amended and Restated Offer to Exchange, dated May 2, 2022
(a)(1)(M)*	Amended and Restated Letter of Transmittal
(a)(1)(N)*	Amended and Restated Notice of Guaranteed Delivery
(a)(7)(A)*	Press Release issued by the Company, dated May 2, 2022
(a)(8)(A)*	Updated Exela Webpage

*
Filed herewith.